UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,832,612*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,832,612*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,832,612*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 5,797,612 Shares held by Mr. Duggan and (ii) 35,000 Shares held by Genius Inc.

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CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 74587B 10 1

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 5,797,612 Shares owned directly by Mr. Duggan is approximately $77,504,701, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 35,000 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $840,000, including brokerage commissions. Such Shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 16,339,815 Shares outstanding as of September 24, 2017, which is the total of the (i) 14,339,815 Shares outstanding as of September 11, 2017, and the (ii) 2,000,000 shares issued on September 24, 2017, as reported in the Purchase Agreement, as defined below, filed as exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2017.

A.       Genius Inc.

(a)	As of the close of business on September 26, 2017, Genius Inc. beneficially owned 35,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,000
4. Shared power to dispose or direct the disposition: 0

(c)	Genius Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

B.       Mr. Duggan

(a)	As of the close of business on September 26, 2017, Mr. Duggan directly owned 5,797,612 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 35,000 Shares owned by Genius Inc.

Percentage: Approximately 35.7%

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CUSIP No. 74587B 10 1

(b)	1. Sole power to vote or direct vote: 5,832,612
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,832,612
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Duggan has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D, except for the acquisition of 2,000,000 Shares pursuant to the Purchase Agreement, as defined and discussed in greater detail in Item 6.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 24, 2017, Mr. Duggan and the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer, in a private placement, agreed to issue and sell to Mr. Duggan 2,000,000 Shares, at a price per share of $15.02. Pursuant to the Purchase Agreement, the Issuer has granted certain registration rights to Mr. Duggan and the Issuer will, among other things, prepare and file with the SEC a registration statement to register for resale the Shares when commercially reasonably, but in any event no earlier than January 2, 2018.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Securities Purchase Agreement, dated September 24, 2017, by and between Pulse Biosciences, Inc. and Robert W. Duggan.

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CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

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